UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: December 5, 2025

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

The purpose of this Report on Form 6-K is to re-file Exhibit 4.1.3 hereto, which was previously filed as Exhibit 4.6.3 to Form 20-F on March 13, 2018 (and incorporated by reference into subsequent Form 20-F filings), to transition to the requirements set forth in Item 601(b) of Regulation S-K permitting registrants to omit confidential information from material contracts filed pursuant to Item 601(b)(10) without the need to submit a confidential treatment request to the Securities and Exchange Commission. The confidential information is omitted from Exhibit 4.1.3 because it is both not material and would likely cause competitive harm to Cellectis S.A. if publicly disclosed.

For ease of reference, Cellectis S.A. is also including with this Form 6-K Exhibits 4.1, 4.1.1 and 4.1.2, each of which was previously re-filed with a Form 6-K on December 29, 2020 pursuant to Item 601(b)(10) of Regulation S-K.

The following exhibits hereto are incorporated by reference herein.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (Nos. 333-284302 and 333-288491) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777, 333-284301 and 333-290218), to the extent not superseded by documents or reports subsequently filed.

Exhibit	Title

4.1#*†	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011

4.1.1#*†	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014

4.1.3*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015

#	Indicates a document previously filed with the Commission.
*

In accordance with Item 601(b)(10)(iv) of Regulation S-K, certain information (indicated by “[***]”) has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the Company if publicly disclosed.

†	In accordance with Item 601(a)(6) of Regulation S-K, certain information has been excluded from this exhibit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

December 5, 2025	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

4.1#*†	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011

4.1.1#*†	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014

4.1.3*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015

#	Indicates a document previously filed with the Commission.
*

In accordance with Item 601(b)(10)(iv) of Regulation S-K, certain information (indicated by “[***]”) has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the Company if publicly disclosed.

†	In accordance with Item 601(a)(6) of Regulation S-K, certain information has been excluded from this exhibit.